September 30, 2013

VIA ELECTRONIC TRANSMISSION

Howie Hallock

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Baron Investment Funds Trust (the “Registrant”)—Securities and Exchange Commission (“SEC” or the “Staff”) Review of Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A, File Nos. 033-12112; 811-05032

Dear Mr. Hallock:

This letter is in response to comments that the Registrant received verbally from the Staff on Thursday, August 29, 2013 in connection with the Registrant’s Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A as filed with the SEC on July 15, 2013.

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are responsible for the content of such disclosure;
2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and
3.	The Registrant represents that neither the Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrant’s responses to the Staff’s comments are as follows:

COMMENT 1: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment:    Move footnote 1 after “Other Expenses” in the Annual Fund Operating Expenses table on page 32.

Response: The Registrant has moved the footnote accordingly.

COMMENT 2: Summary Prospectus— Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment:    If investing in Special Situations is not part of Baron Discovery Fund’s principal investment strategy, consider moving the Special Situations risk disclosure to the statutory prospectus.

Response: While investing in Special Situations is not a principal investment strategy of Baron Discovery Fund, the Fund anticipates making such investments, and, therefore, the Registrant believes that the Special Situations risk disclosure should remain in the summary prospectus.

COMMENT 3: Summary Prospectus— Management

Comment:    Consider removing the disclosure about the Portfolio Manager Adviser from the summary prospectus because it is not required by Form N-1A.

Response: The Registrant respectfully disagrees with the Staff’s comment. The Registrant believes that most investors will only read the Summary Prospectus and that information relating to the Portfolio Manager Adviser should be prominently disclosed to investors. The Registrant will, however, consider making the disclosure shorter.

COMMENT 4: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment:    Remove the following disclosure regarding the frequent trading policy of the Funds from each Summary Prospectus section of the prospectus because it is not required by Form N-1A: “The Fund is not for short-term traders who intend to purchase and then sell their Fund shares within a 90 day period. If the Adviser reasonably believes that a person is not a long-term investor, it will attempt to prohibit that person from making additional investments in the Fund.”

Response: The Registrant respectfully disagrees with the Staff’s comment. The Registrant believes that most investors will only read the Summary Prospectus and information that could result in an investor being banned from trading in the Funds should be disclosed. The Registrant believes that it would be unfair to penalize an investor for violating the Fund’s policy of trading in and out of the Fund within a 90 day period without having prominently disclosed that policy to the investor in the Summary Prospectus. Thus, the Registrant intends to leave the disclosure as is.

COMMENT 5: Statutory Prospectus—Additional Investment Strategies

Comment:    On page 37, change the following disclosure to make it clearer: “Baron Asset Fund may invest up to 10%, and Baron Growth Fund, Baron Small Cap Fund, Baron Opportunity Fund, Baron Fifth Avenue Growth Fund and Baron Discovery Fund may invest up to 15%, of their respective net assets in illiquid securities at market.”

Response: The Registrant has revised the disclosure as follows: “Baron Asset Fund may invest up to 10% of its net assets, and Baron Growth Fund, Baron Small Cap Fund, Baron Opportunity Fund, Baron Fifth Avenue Growth Fund and Baron Discovery Fund may invest up to 15%, of their respective net assets in illiquid securities at the time of purchase.”

COMMENT 6: Statutory Prospectus—Additional Investment Strategies

Comment:    Confirm that swap transactions are not a principal investment strategy of the Funds.

Response: The Registrant confirms that swap transactions are not a principal investment strategy of the Funds.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

General Counsel